UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67099 / June 4, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14901

In the Matter of **TIERONE CORPORATION,** 　　**Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against TierOne Corporation ("TierOne" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.　　TierOne Corporation (CIK No. 1170605) was formed as a Wisconsin corporation and is a debtor in bankruptcy in the United States Bankruptcy Court for the District of Nebraska and prior to the bankruptcy filing had its principal place of business in Lincoln, Nebraska. TierOne's common stock is currently registered with the Commission under Exchange Act Section 12(g). Prior to May 7, 2010, TierOne's common stock was listed on the NASDAQ GS exchange under the stock symbol "TONE." TierOne's common stock is currently quoted on OTC Link (symbol "TONEQ"), which is operated by OTC Markets Group Inc. On June 4, 2010, TierOne Bank, a wholly-owned subsidiary of TierOne, was closed by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation was named receiver. TierOne subsequently filed for bankruptcy protection on June 24, 2010, and Rick D. Lange was appointed as Chapter 7 Bankruptcy Trustee for TierOne.

B.   TierOne has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since March 13, 2009, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2009.

C.   Rick D. Lange, as Chapter 7 Bankruptcy Trustee, filed a Form 8-K dated July 6, 2010, providing information regarding the TierOne bankruptcy filing and the resignations of certain individuals as directors and other positions.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary